UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                    FORM 11-K

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
                          ------------------------------------------------

                                            OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to
                               ---------------------     ----------------------

Commission File Number       1-9887
                       -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Oregon Steel Mills, Inc. Employee Stock Ownership Plan
-------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                            Oregon Steel Mills, Inc.
-------------------------------------------------------------------------------

1000 Broadway Building, Suite 2200, Portland, Oregon                97205
-------------------------------------------------------------------------------

FINANCIAL STATEMENTS AND EXHIBITS
                                                                           PAGE
A.  FINANCIAL STATEMENTS:

Report of Independent Accountants.......................................... 1

Statement of Net Assets Available for Benefits............................. 2

Statement of Changes in Net Assets Available for Benefits.................  3

Notes to the Financial Statements.........................................  4


Supplemental Information Required by ERISA:

       Schedule H, Line i - Schedule of Assets (Held at End of Year)
           December 31, 2000 .............................................  7

       Schedule H, Line j - Schedule of Reportable Transactions
           For the Year Ended December 31, 2000...........................  8

       Schedule G Part III - Schedule of Non-Exempt Transactions
           For the Year Ended December 31, 2000...........................  9

B.  EXHIBITS:

    23.0   Consent of Independent Accountants............................. 10


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Oregon Steel Mills, Inc. Employee Stock Ownership Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Oregon Steel Mills, Inc. Employee Stock
                                        Ownership Plan


                                   By  /s/ L. Ray Adams
                                     ------------------------------------------
                                      L. Ray Adams
                                      Member, Administrative Committee

Dated:   June 28, 2001

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2000 AND 1999

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants.......................................... 1

Statement of Net Assets Available for Benefits............................. 2

Statement of Changes in Net Assets Available for Benefits.................  3

Notes to the Financial Statements.........................................  4


Supplemental Information Required by ERISA*:

       Schedule H, Line i - Schedule of Assets (Held at End of Year)
            December 31, 2000 ............................................  7

       Schedule H, Line j - Schedule of Reportable Transactions
           For the Year Ended December 31, 2000...........................  8

       Schedule G Part III - Schedule of Non-Exempt Transactions
           For the Year Ended December 31, 2000...........................  9



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
Oregon Steel Mills, Inc.
Employee Stock Ownership Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year), Reportable Transactions and Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP
Portland, Oregon
June 22, 2001

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                        December 31,
                                              -------------------------------
                                                  2000                1999
                                              -----------         -----------

Cash and cash equivalents                      $      479         $     1,458

Investment in Oregon Steel Mills, Inc.
    common stock, at fair value                 1,287,380          11,733,467
                                               ----------          ----------

     Net assets available for benefits          1,287,359          11,734,925
                                               ===========         ===========



















                   The accompanying notes are an integral part
                               of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                                 -----------------------------
                                                      2000            1999
                                                 -----------      ------------

Additions to Net Assets Attributed to:
Investment income:
     Dividends                                   $    84,552      $   894,597
     Interest                                            156              344
Employer contributions                                   124              411
                                                 -----------      -----------
          Total additions                             84,832          895,352
                                                 -----------      -----------

Deductions From Net Assets Attributed to:

Net depreciation in fair value of investments      9,650,887        5,609,045
Benefits distributed to participants                 681,609        3,322,326
Transfer of assets to the
   Oregon Steel Mills, Inc. Thrift Plan              115,713          146,895
Pass-through of dividends to participants             83,689          893,394
                                                 -----------      -----------

          Total deductions                        10,531,898        9,971,660
                                                 -----------      -----------

          Net decrease                           (10,447,066)      (9,076,308)

Net Assets Available for Benefits:

     Beginning of year                            11,734,925       20,811,233
                                                 -----------      -----------

     End of year                                 $ 1,287,859      $11,734,925
                                                 ===========      ===========












                   The accompanying notes are an integral part
                               of this statement.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

     GENERAL
     The Oregon Steel Mills, Inc. Employee Stock Ownership Plan (the Plan) was established by Oregon Steel Mills, Inc. (the Company) on November 27, 1980, amended and restated effective January 1, 1994, to invest primarily in common stock of the Company for the benefit of eligible employees. All employees with at least six months of service for the Company are eligible, except those whose terms and conditions of employment are determined by collective bargaining agreements and do not provide for participation in the Plan. Wells Fargo Bank is the Plan Trustee. Administration of the Plan is performed by an administrative committee appointed by the Company's Chief Executive Officer.

     CONTRIBUTIONS
     Under the provisions of this defined contribution plan, the employer may make discretionary contributions to the Plan, generally in the form of newly issued shares of the Company's common stock. Employer contributions are allocated to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by employees are not permitted. Any forfeitures resulting from the termination of participants not fully vested are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the year because of normal retirement (as defined), death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to all such compensation for the fiscal year. Total forfeitures credited back to the Plan and allocated to the remaining participants' accounts were $2,640 and $1,745 in 2000 and 1999, respectively.

     ELIGIBILITY, VESTING AND BENEFITS
     Each eligible employee becomes a participant in the Plan on the first day after completing six months of service. Each participant's account under the Plan includes the Company's contributions and the participant's allocated share of income, losses, and the unrealized appreciation or depreciation of Plan investments. A participant becomes fully vested after completing seven years of credited service or in the event of death or termination from employment as a result of permanent disability, or upon reaching the age of 65. Participants terminating for any other reason with less than seven years of service are credited with amounts vested under the seven-year vesting schedule in which participants' accounts are vested at a rate of 10% per year for each of the first four years, and 20 percent for each of the next three years. Vested benefits are distributable in the form of common stock to the participants upon termination of employment, except for fractional shares, which are purchased from the participant by the Plan at market value on the distribution date. These shares remain in the Plan and are allocated to participants in the same manner as normal contributions. The cash used to purchase these fractional shares is obtained from the Company in the form of additional contributions to the

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     ELIGIBILITY, VESTING AND BENEFITS (CONTINUED)
     Plan. The Company contributed $124 and $411 to the Plan to purchase fractional shares during the year ended December 31, 2000 and 1999, respectively. At the election of the participant, benefit payments may be deferred until the participant attains age 70 1/2 if the vested account balance exceeds $5,000.

     TAX STATUS
     The Company has received a determination letter dated May 20, 1999 from the Internal Revenue Service that the Plan, as established on November 27, 1980 and amended and restated effective January 1, 1994, is qualified under Internal Revenue Code Section 401(a), and the related trust is exempt from taxation under Section 501(a).

     DISPOSITION OF FUNDS UPON TERMINATION OF THE PLAN
     While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event of termination of the Plan, participants' accounts become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Investments have been recorded at market values as determined by the quoted closing market price reported on the New York Stock Exchange at year end.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     EXPENSES OF THE PLAN
     Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid directly by the Company at its discretion.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



3.       INVESTMENTS

         Those Plan assets that represent a holding of greater than 5 percent of the fair value of the Plan's net assets available for benefits at December 31 are as follows:

                                                          2000          1999
                                                       -----------   -----------

             Oregon Steel Mills, Inc. shares
                  held by Plan:
             Fair value                                $1,287,380    $11,733,467
                                                       ==========    ===========

             Common shares                              1,211,652      1,478,232
                                                       ==========    ===========


4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

         The following summarizes those transactions entered into between the Plan and Parties-in-interest at cost and fair value during the year ended December 31:

                                                                    2000                                1999
                                                         -----------------------------       --------------------------
                                                                          TRANSACTION                       TRANSACTION
                                                           COST            FAIR VALUE           COST        FAIR VALUE
                                                         --------         -----------         --------      -----------
         Transactions with Oregon Steel Mills, Inc.
                  Dividends received                     $   -              $84,552           $     -         $894,597
                  Employer contributions                   124                  124               411              411

                             SUPPLEMENTAL SCHEDULES

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
-------------------------------------------------------------------------------

                IDENTITY OF ISSUE, BORROWER,                           FAIR
                  LESSOR OR SIMILAR PARTY             COST             VALUE
--------------------------------------------------------------------------------

Oregon Steel Mills, Inc. common stock*            $21,477,535       $1,287,380

Stagecoach Funds, Inc. money market trust                 479              479



* Represents party-in-interest investment.

OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE J - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

Transactions of an amount in excess of 5 percent of the value of the Plan's assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income Security Act of 1974, were as follows:


                                                                                         EXPENSES
                             DESCRIPTION OF TRANSACTION                                INCURRED IN
                           INCLUDING MATURITY DATE, RATE OF                            CONNECTION              CURRENT    NET GAIN
     IDENTITY OF PARTY       INTEREST, COLLATERAL PAR OR     PURCHASE  SELLING  LEASE     WITH       COST OF    VALUE     ON EACH
        INVOLVED                   MATURITY VALUE             PRICE     PRICE   RENTAL TRANSACTION    ASSET    OF ASSET TRANSACTION
    -----------------     --------------------------------  ---------  -------- ------ -----------   -------   --------  -----------



Oregon Steel Mills, Inc.  221,109 shares par value $0.01,
                          distributed to participants        $     -   $      - $    -   $      -   $167,578  $681,609    $514,031



OREGON STEEL MILLS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE G PART III - SCHEDULE OF NON-EXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------


Party-in-interest transactions reportable under the provisions of the Employee Retirement Income Security Act of 1974 for the year ended December 31, 2000 were as follows:





                                                      DESCRIPTION OF                                     EXPENSES
                                                  TRANSACTIONS INCLUDING                                INCURRED IN
                          RELATIONSHIP TO PLAN,   MATURITY DATE, RATE OF                                 CONNECTION
    IDENTITY OF PARTY       EMPLOYER OR OTHER     INTEREST, COLLATERAL,     PURCHASE  SELLING   LEASE     WITH        COST OF
        INVOLVED            PARTY-IN-INTEREST     PAR OR MATURITY VALUE      PRICE      PRICE   RENTAL  TRANSACTION    ASSET
    -----------------     --------------------    ----------------------    --------  -------   ------  -----------   -------

Oregon Steel Mills, Inc.   Sponsor Company        Dividends received from    $    -   $    -    $    -    $    -      $     -
                                                  Oregon Steel Mills, Inc.

Oregon Steel Mills, Inc.   Sponsor Company        Contribution from Oregon
                                                  Steel Mills, Inc.               -        -         -         -          124






                                                      DESCRIPTION OF
                                                  TRANSACTIONS INCLUDING
                          RELATIONSHIP TO PLAN,   MATURITY DATE, RATE OF    CURRENT        NET GAIN
    IDENTITY OF PARTY       EMPLOYER OR OTHER     INTEREST, COLLATERAL,      VALUE         ON EACH
        INVOLVED            PARTY-IN-INTEREST     PAR OR MATURITY VALUE     OF ASSET      TRANSACTION
    -----------------     --------------------    ----------------------    --------      -----------

Oregon Steel Mills, Inc.   Sponsor Company        Dividends received from   $84,552        $     -
                                                  Oregon Steel Mills, Inc.


Oregon Steel Mills, Inc.   Sponsor Company        Contribution from
                                                  Oregon Steel Mills, Inc.      124              -

